Exhibit (a)(14)
                                                                 ---------------


                               [Text of Mailgram]


             Re:  $2.83 Per Unit Cash Tender Offer for Any and
                  All Units of Forum Retirement Partners, L.P.
                  ----------------------------------------------

                                                               November 14, 1995
Dear Unitholder:

     We have been unsuccessful in our attempts to contact you by telephone regarding our offer to purchase any and all outstanding preferred depositary units representing preferred limited partners' interests of Forum Retirement Partners, L.P. at $2.83 per unit.

     As previously announced, the tender offer has been extended. The tender offer and withdrawal rights will now expire at 12:00 Midnight, New York City time, on Friday, December 1, 1995.

     The tender offer was extended in order to give unitholders additional time to tender their units if they desire to do so. As of the close of business on November 10, 1995, 2,261,746 units had been validly tendered, which when added to the units already beneficially owned by Forum Group aggregate approximately 76.5% of the total units outstanding.

     The $2.83 per unit offer price will enable unitholders to realize a premium of approximately 42% over the closing sale price per unit on the American Stock Exchange on September 22, 1995, the last trading day prior to the press release announcing that Forum Group would commence the tender offer. In addition, unitholders who tender their units will not be obligated to pay brokerage fees or commissions for the purchase by Forum Group of units pursuant to the tender offer.

     Within a few days, you will receive a letter regarding the extension of the tender offer. For the convenience of registered holders, another copy of the Letter of Transmittal, which may be used by them to tender units, will be provided. If your units are held in the name of a brokerage firm or bank, you must contact your broker or financial advisor to tender your units.

     Unitholders who wish to tender their units are urged to act promptly.

     Any questions or requests for assistance may be directed to MacKenzie Partners, Inc., the information agent for the tender offer, by telephone at
(212) 929-5500 (call collect) or (800) 322-2885 (toll free).


                                           Forum Group, Inc.


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